SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                           DEPARTMENT 56 INCORPORATED
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    249509100
                                 (CUSIP Number)


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 249509100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Yacktman - ###-##-####


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [x]

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                     5  SOLE VOTING POWER
      NUMBER OF
                        60,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        431,000 (see footnote 1)
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        60,000
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        3,017,100 (see footnote 1)

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,077,100


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [ ]

         Not Applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.15% (see footnote 2)


    12   TYPE OF REPORTING PERSON

         IN


   1 Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

   2 Based upon an aggregate of 21,750,000 shares outstanding at December 31, 1996.

   CUSIP No. 249509100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Yacktman Fund, Inc. - 36-3831621


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [X]

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland


                     5  SOLE VOTING POWER
      NUMBER OF
                        2,150,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        -0-
      REPORTING

        PERSON

         WITH

                    8   SHARED DISPOSITIVE POWER

                        -0-


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,000


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [ ]

         Not Applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.89% (see footnote 1)


    12   TYPE OF REPORTING PERSON

         IV


   1 Based upon an aggregate of 21,750,000 shares outstanding at December 31, 1996.

   CUSIP No. 249509100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Yacktman Asset Management Co. - 36-3780592


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois


                     5  SOLE VOTING POWER
      NUMBER OF
                        431,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        3,017,100
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,017,100


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [ ]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.87% (see footnote 1)

    12   TYPE OF REPORTING PERSON

         IA


   1 Based upon an aggregate of 21,750,000 shares outstanding at December 31, 1996.

   Item 1(a).     Name of Issuer:

   Department 56 Incorporated


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   One Village Place
   6436 City West Parkway
   Eden Prairie, Minnesota  55344


   Item 2(a).     Name of Person Filing:

   The filers of this Schedule 13G are:  (i) Donald A. Yacktman ("Yacktman");
   (ii) The Yacktman Fund, Inc. ("The Yacktman Fund"), an investment company registered under the Investment Company Act of 1940; and (iii) Yacktman Asset Management Co. ("Yacktman Asset Management"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management. Attached as Exhibit 1 hereto is an agreement among Yacktman, The Yacktman Fund and Yacktman Asset Management that this
   Schedule 13G is filed on behalf of each of them.


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   (for each of Yacktman, The Yacktman Fund and Yacktman Asset Management)

   303 West Madison Street
   Suite 1925
   Chicago, Illinois  60606


   Item 2(c).     Citizenship:

   Yacktman is a United States citizen.
   The Yacktman Fund is a Maryland corporation.
   Yacktman Asset Management is an Illinois corporation.


   Item 2(d).     Title of Class or Securities:

   Common Stock, $.01 par value per share


   Item 2(e).     CUSIP Number:

   249509100


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        [  ] Broker or Dealer registered under Section 15 of the Act
        [  ] Bank as defined in Section 3(a)(6) of the Act
        [  ] Insurance Company as defined in Section 3(a)(19) of the Act
        [X ] Investment Company registered under Section 8 of the Investment
             Company Act (as to The Yacktman Fund)
        [X ] Investment Adviser registered under Section 203 of the
             Investment Advisers Act of 1940 (as to Yacktman Asset
             Management)
        [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
        [X ] Parent Holding Company (as to Yacktman)
        [  ] Group
        [  ] N/A


   Item 4.   Ownership.

             Donald A. Yacktman

             (a)    Amount Beneficially Owned:  3,077,100
             (b)    Percent of Class:  14.15%
             (c)    Number of shares as to which such group has:

                    (i)     sole power to vote or to direct the vote:  60,000
                    (ii)    shared power to vote or to direct the vote:
                            431,000
                    (iii) sole power to dispose or to direct the disposition of: 60,000
                    (iv) shared power to dispose or to direct the disposition of: 3,017,100

             The Yacktman Fund, Inc.

             (a)    Amount Beneficially Owned:  2,150,000
             (b)    Percent of Class:  9.89%
             (c)    Number of shares as to which such group has:
                    (i)     sole power to vote or to direct the vote:
                            2,150,000
                    (ii)    shared power to vote or to direct the vote:  -0-
                    (iii) sole power to dispose or to direct the disposition of: -0-
                    (iv) shared power to dispose or to direct the disposition of: -0-

             Yacktman Asset Management Co.

             (a)    Amount Beneficially Owned:  3,017,100
             (b)    Percent of Class:  13.87%
             (c)    Number of shares as to which such group has:
                    (i)     sole power to vote or to direct the vote:
                            431,000
                    (ii)    shared power to vote or to direct the vote:  -0-
                    (iii) sole power to dispose or to direct the disposition of: 3,017,100
                    (iv) shared power to dispose or to direct the disposition of: -0-


   Item 5.   Ownership of Five Percent or Less of a Class.

             N/A


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             N/A


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A


   Item 8.   Identification and Classification of Members of the Group.

             N/A


   Item 9.   Notice of Dissolution of Group.

             N/A


   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   March 6, 1997
   Date



   /s/ Donald A. Yacktman
   Donald A. Yacktman

   THE YACKTMAN FUND, INC.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President and Treasurer



   YACKTMAN ASSET MANAGEMENT CO.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President

                                    EXHIBIT 1

             AGREEMENT dated as of March 6, 1997, by and among Donald A. Yacktman ("Yacktman"), Yacktman Asset Management Co., an Illinois corporation ("Yacktman Asset Management") and The Yacktman Fund, Inc., a Maryland corporation (the "Yacktman Fund").

             WHEREAS, in accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to
   Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

             NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

             Each of Yacktman, Yacktman Asset Management and The Yacktman Fund hereby agree, in accordance with Rule 13d-1(f) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Department 56 Incorporated and hereby further agree that said Statement shall be filed on behalf of each of Yacktman, Yacktman Asset Management and The Yacktman Fund. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Department 56 Incorporated.

             IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                        /s/ Donald A. Yacktman
                                        Donald A. Yacktman

                                        THE YACKTMAN FUND, INC.


                                        By:  /s/ Donald A. Yacktman
                                             Donald A. Yacktman
                                             President and Treasurer

                                        YACKTMAN ASSET MANAGEMENT CO.


                                        By:  /s/ Donald A. Yacktman
                                             Donald A. Yacktman
                                             President